SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From                      to

Commission File Number 0-14278

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MICROSOFT CARIBBEAN, INC. 1165(e) RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Microsoft Corporation

One Microsoft Way

Redmond, Washington 98052-6399

REQUIRED INFORMATION

The MICROSOFT CARIBBEAN, INC. 1165(e) RETIREMENT PLAN (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the statements of net assets available for benefits as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MICROSOFT CARIBBEAN, INC. 1165(e) RETIREMENT PLAN

Date: June 28, 2012	/s/ Cleber Voelzke
Cleber Voelzke
General Manager

/s/ Hilda Quinones
Hilda Quinones
Financial Controller

/s/ Marta Barreto
Marta Barreto
Human Resources Manager

MICROSOFT CARIBBEAN, INC.

1165(e) RETIREMENT PLAN

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011 AND

2010 AND FOR THE YEAR ENDED DECEMBER 31, 2011,

AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MICROSOFT CARIBBEAN, INC. 1165(E) RETIREMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

Microsoft Caribbean, Inc. 1165(e) Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of Microsoft Caribbean, Inc. 1165(e) Retirement Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

San Juan, Puerto Rico

June 28, 2012

MICROSOFT CARIBBEAN, INC. 1165(e) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS

INVESTMENTS — At fair value	$2,782,250	$2,772,036

CONTRIBUTIONS RECEIVABLE:
Participants	3,321	5,208
Employer	8,571	15,441

Total contributions receivable	11,892	20,649

INTEREST AND OTHER RECEIVABLES	214	245

NET ASSETS AVAILABLE FOR BENEFITS	$2,794,356	$2,792,930

See notes to financial statements.

MICROSOFT CARIBBEAN, INC. 1165(e) RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2011

ADDITIONS:
Contributions:
Participant contributions	$269,966
Employer contributions	104,245

Total contributions	374,211

Investment income (loss):
Interest and dividends	41,067
Net depreciation in fair value of investments	(163,465)

Net investment loss	(122,398)

Total additions	251,813

DEDUCTIONS — Benefits paid to participants	250,387

INCREASE IN NET ASSETS	1,426

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,792,930

End of year	$2,794,356

See notes to financial statements.

MICROSOFT CARIBBEAN, INC. 1165(E) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010, AND

FOR THE YEAR ENDED DECEMBER 31, 2011

1.	DESCRIPTION OF THE PLAN

The following brief description of the Microsoft Caribbean, Inc. 1165(e) Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General — The Plan is a defined contribution retirement plan covering substantially all employees of Microsoft Caribbean, Inc. (the “Sponsor”). The Plan was established effective January 1, 1999. An employee may become a participant in the Plan immediately upon becoming a regular employee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and Puerto Rico income tax laws. The Plan’s trustee is Banco Popular de Puerto Rico — Trust Division.

Contributions — Each year, participants may contribute up to the maximum deferral amount specified by local law. The Sponsor contributes 50% of the first 6% of the base compensation that a participant contributes to the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant’s Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions and allocations of the Sponsor’s matching contributions, allocations of the Sponsor’s participant forfeitures and, Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on the participant’s account balance, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers several registered investment companies as well as Microsoft Corporation common stock as investment options for participants.

Vesting — Contributions become vested as follows:

•	Participant Contributions — Participant’s contributions and accumulated earnings vest immediately.

•	Sponsor Matching Contribution — Participants become 100% vested after two years of service, upon attainment of age 65, or death or disability while employed by the Sponsor.

Payment of Benefits — On termination of service due to death, disability or retirement, a participant or its beneficiary may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or in periodic installments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeited Accounts — At December 31, 2011, forfeited nonvested accounts totaled $4,068. These accounts will be used to reduce future employer contributions. There were no forfeited nonvested accounts at December 31, 2010.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including common stock and shares of registered investment companies. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Microsoft Corporation common stock is valued at the closing price reported on the NASDAQ Exchange on the last business day of the Plan year. Money market funds are stated at amortized cost, which approximates fair value. Shares of registered investment companies are valued at quoted market price that represent the net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in shares of registered investment companies are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses — Administrative expenses of the Plan are paid by the Sponsor as provided in the Plan document.

Payments of Benefits — Benefit payments to participants are recorded upon distribution. There were no participants, who have elected to withdraw from the Plan, but have not yet been paid at December 31, 2011. Amounts allocated to accounts of participants withdrawing from the Plan, but have not yet been paid was approximately $12,000 at December 31, 2010.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the maximum deferral amount specified by local law. There were no such payables as of December 31, 2011 and 2010.

New Accounting Standards — The accounting standard initially adopted in 2011 is described below.

ASU No. 2010-06, Fair Value Measurements and Disclosures — In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures, which amends ASC 820, Fair Value Measurements and Disclosures, adding a new disclosure requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis. This requirement is effective for fiscal years beginning after December 15, 2010. The adoption in 2011 did not materially affect the Plan’s financial statements.

New Accounting Standards Not Yet Effective

ASU No. 2011-04 — In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends ASC 820. ASU 2011-04 also requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The new guidance is effective for reporting periods beginning after December 15, 2011. The adoption will not have a material effect on the statement of net assets available for benefits and the statement of changes in net assets available for benefits. Plan management has not determined the impact on the disclosures in the financial statements.

3.	FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Plan’s policy is to recognize significant transfers between levels at the end of the reporting period.

Asset Valuation Techniques

Shares of the short-term money market fund are categorized as Level 2. They are valued at cost plus accrued interest, which approximates fair value. Units of this fund can be redeemed on a daily basis at their net asset value and have no redemption restrictions. This fund seeks to invest primarily in short-term US. Treasury securities, including repurchase agreements collateralized by US. Treasury securities.

Microsoft Corporation common stock is valued at the closing price reported on the NASDAQ Exchange, the active market on which the securities are traded, on the last business day of the Plan year. Microsoft Corporation’s common stock is categorized as Level 1.

Shares of registered investment companies, excluding money market funds, are categorized as Level 1. They are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end.

The following tables set forth by level, within the fair value hierarchy, a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2011 and 2010:

	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	2011 Total
Microsoft Corporation common stock	$620,470	$—	$—	$620,470

Registered investment companies:
Money market		634,206		634,206
Domestic growth	1,136,129			1,136,129
Domestic value	77,968			77,968
Domestic balance	27,420			27,420
Domestic fixed income	73,847			73,847
International equity	212,147			212,147

Total registered investment companies	1,527,511	634,206		2,161,717

Time deposits	63			63

Total	$2,148,044	$634,206	$—	$2,782,250

	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs	2010
	(Level 1)	(Level 2)	(Level 3)	Total
Microsoft Corporation common stock	$609,834	$—	$—	$609,834

Registered investment companies:
Money market	783,097			783,097
Domestic growth	989,496			989,496
Domestic value	17,553			17,553
Domestic balance	9,478			9,478
Domestic fixed income	76,541			76,541
International equity	286,011			286,011

Total registered investment companies	2,162,176			2,162,176

Time deposits	26			26

Total	$2,772,036	$—	$—	$2,772,036

During the year ended December 31, 2011, the Plan recognized a transfer of investments out of Level 1 and into Level 2 of $634,206, as a result of the reassessment of the market inputs used to value shares of a registered investment company.

4.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2011 and 2010, are as follows:

	2011	2010

Microsoft Corporation common stock	$620,470	$609,834
Invesco Basic Value A Fund		144,028
Artio International Equity A Fund	212,147	286,011
T Rowe Price 2020 Retirement Fund	265,204	144,254
T Rowe Price 2030 Retirement Fund	408,744	296,236
Royce Pennsylvania Mutual Fund	150,912	157,657
Federated Trust U.S. Treasury Obligations Fund	634,206	783,097
T Rowe Price Growth Stock Adv Fund	191,965

During the year ended December 31, 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Microsoft Corporation common stock	$(44,551)
Fidelity Advisor Growth Fund	40
Fidelity Advisor Growth Class T Fund	9,999
Artio International Equity A Fund	(75,181)
Eaton Vance Large Cap Value Fund	(6,341)
Invesco Basic Value A Fund	673
Invesco Van Kampen Value Fund	1,891
Goldman Sachs Tr. Core Fixed Income A Fund	3,154
T Rowe Price Growth Stk. Fund I Advisory Class	(13,754)
T Rowe Price 2050 Retirement Fund	(3,956)
T Rowe Price 2040 Retirement Fund	(2,047)
T Rowe Price 2030 Retirement Fund	(13,109)
T Rowe Price 2020 Retirement Fund	(5,892)
T Rowe Price 2010 Retirement Fund	(560)
Royce Pennsylvania Mutual Fund	(21,797)
T. Rowe Price Retirement Income Adv Fund	4
Vanguard Bond Index Fund Inc.	7,982

Net depreciation in fair value of investments	$(163,445)

5.	RELATED PARTY TRANSACTIONS

Certain general and administrative expenses are paid by the Sponsor on behalf of the Plan. The amount paid by the Sponsor on behalf of the Plan for expenses incurred during the year ended December 31, 2011, amounted to approximately $24,500.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2011 and 2010, the Plan held 23,901 and 21,850 shares, respectively, of common stock of Microsoft Corporation, the parent company of the Sponsor, with a cost basis of $678,414 and $625,459, respectively. During the year ended December 31, 2011, the Plan recorded dividend income of $15,556 from Microsoft Corporation. In addition, the Plan has an interest bearing deposit with Banco Popular de Puerto Rico, the trustee for the Plan.

7.	NONEXEMPT PARTY-IN-INTEREST TRANSACTIONS

During the year ended December 31, 2010, the Sponsor remitted participant contributions from several payroll periods totaling $67,187 to the trustee later than required by the Department of Labor regulations. At December 31, 2010, participant accounts were pending to be credited by approximately $13,000, including pending contributions and the amount of investment income that would have been earned had the participant contributions been remitted on a timely basis. These contributions are included as part of contributions receivable from employer in the accompanying 2010 statement of net assets available for benefits.

8.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

9.	INCOME TAX STATUS

The Plan constitutes a qualified plan, exempt from income taxes under Puerto Rico income tax laws. The Plan and the applicable Puerto Rico income tax laws, as described in the following paragraph, have been amended since the Plan received its determination letter. However, the Sponsor and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Puerto Rico Treasury Department and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

On January 31, 2011, a new Puerto Rico Internal Revenue Code (the “2011 PRIRC”) was enacted. The 2011 PRIRC modified rules concerning contributions limits, coverage requirements, non-discrimination testing, and other matters. The 2011 PRIRC also provided for certain changes applicable to plans sponsored by entities under common control. These changes were effective for periods commencing after December 31, 2010, with certain additional requirements beginning on January 1, 2012.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Puerto Rico taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011 and 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by the Puerto Rico taxing authorities; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

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